EXHIBIT (d)(5)

    June 22, 2001

Curtis W. Lawler
Chief Executive Officer
SMC Corporation
20545 Murray Road
Bend, OR 97701

    Re:    Retirement Agreement and Appointment as an Employee Advisor

Dear Curt:

    This letter (this "Amendment") amends the Retirement Agreement and Appointment as an Employee Advisor dated February 23, 2001 between you and SMC Corporation (the "Company"), a copy of which is attached hereto as Exhibit A (the "Retirement Agreement"). Capitalized terms used herein shall have the meanings set forth in the Retirement Agreement.

    The Company, Monaco Coach Corporation ("Monaco"), and a wholly-owned subsidiary of Monaco, are parties to an Agreement and Plan of Merger dated as of even date herewith, (the "Merger Agreement"), pursuant to which the Company will, if the merger is consummated, become a wholly-owned subsidiary of Monaco (the "Merger").

    In consideration of the mutual promises in the Merger Agreement, the consideration to be received by you as a shareholder of the Company upon consummation of the Merger, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, you and the Company agree as follows:

    1.  Effect of Amendment.  Except as expressly set forth in this Amendment, the Retirement Agreement shall remain in full force and effect.

    2.  Current Status of Employment.  Pursuant to the Retirement Agreement, you will become an "employer advisor" of the Company upon your retirement. Until the Effective Date (defined below) you have agreed to continue to provide services as Chief Executive Officer of the Company as requested by the Chairman of the Board of Directors. You have agreed to continue such employment until the earlier of (i) consummation of the Merger or (ii) the termination of your services by the Board of Directors (the "Effective Date"). Until the Effective Date, you will continue to receive the same benefits paid to you during your employment prior to your execution of the Retirement Agreement and shall not receive any payments or benefits pursuant to the Retirement Agreement. Nothwithstanding the foregoing, in no event will you be required to continue your employment beyond August 31, 2001.

    3.  Retirement.

      3.1  If Merger is Consummated.  Upon consummation of the Merger, you will retire as an employee of the Company. You will thereafter not be an employee of the Company or a member of its Board of Directors and will not receive payment of any advisory or consulting fees from the Company. Your rights under Section 1 of the Retirement Agreement shall be terminated, and in lieu thereof you will have the following rights:

  The Company will continue, at its expense, to provide health insurance benefits to you comparable in the aggregate to those provided by the Company on the date of this Amendment. Such benefits shall be continued until your death. We acknowledge that you may not readily be insurable, and that the cost of such benefits may be substantial. As long as the following Medicare health coverage is comparable in the aggregate to the health coverage which is currently provided by the Company, the Company will either directly pay or will reimburse you for the payments you make to obtain Medicare Part B insurance until your death. In addition, until your death, the Company will either directly pay or will reimburse you for the payments you make to obtain a Medigap Policy (the "Supplemental Insurance") which provides insurance to supplement Medicare Part A and Part B Coverage under the Original Medicare Plan choice. Several options exist regarding Supplemental Insurance coverage and you and the Company must mutually agree, in good faith, about which Supplemental Insurance option best provides the substantially similar benefits referenced above prior to incurring any liability for Supplemental Insurance or you will not be reimbursed. If the Company does not directly pay the premiums hereunder, then reimbursement will be made by the Company within thirty (30) days of receipt of evidence of payment. If (i) the coverage under the Medicare Part B benefits and Supplemental Insurance are not at any time comparable in the aggregate to the health insurance coverage provided to you by the Company on the date of this Amendment (a "Gap in Coverage"), (ii) you notify the Company of the Gap in Coverage with sixty(60) days of its occurrence, and (iii) the Company agrees that there is a Gap in coverage (which agreement shall not be unreasonably withheld), then the Company will self insure or otherwise purchase alternative insurance so as to provide comparable benefits in the aggregate.

      3.2  If Merger is Not Consummated.  If the Merger is not consummated pursuant to the Merger Agreement, the provisions of Section 3.1 of this Amendment shall not apply and you shall, upon the Effective Date of your retirement, be entitled to all rights under the Retirement Agreement, including those set forth in Section 1 thereof.

    4.  Mutual Release of Claims.

      4.1 The Company hereby releases and forever discharges you from any claims, demands, actions, suits, causes of action, debts, accounts or controversies of any nature whatsoever, known or unknown, arising out of, or in any way related to, your employment by, or service as a director of, the Company, including without limitation, all claims that were asserted or could have been asserted by the Company, and any and all actions or omissions by you up to and including the date of this Agreement; provided, however, that this release shall not apply to any criminal or fraudulent actions taken by you; and,provided further, that this release shall not be applicable with respect to activities relating to the Merger transaction and, accordingly, will not operate to discharge any liability for any claim that Monaco (or its acquisition subsidiary) might have relating to your activities in connection with the Merger transaction, without regard to whether the Company has been merged into Monaco, or its acquisition subsidiary, at the time the claim accrues or is commenced.

      4.2 You hereby release and forever discharge the Company from any and all claims, demands, actions, suits, causes of action, debts, accounts or controversies of any nature whatsoever, known or unknown, arising out of, or in any way related to, your employment by, or service as a director of, the Company or the termination of that employment or service as a director, including, without limitation, all claims that were asserted or could have been asserted by you, and any and all actions or omissions by the Company up to and including the date of this Agreement; provided, however, that this release shall not apply to any criminal or fraudulent actions taken by the Company.

      4.3 The release set forth in subparagraph 4.2 includes, without limitation, any and all claims under any state, federal or local law or other authority, including, but not limited to, any claim for additional compensation in any form, any claim arising under any statutes or regulations pertaining to wages, conditions of employment or discrimination in employment, including, without limitation, the Employee Separation Income Security Act; Title VII of the Civil Rights Act of 1964; the Family and Medical Leave Act; the Age Discrimination in Employment Act; the Older Workers' Benefit Protection Act; the Port-Civil War Civil Rights Acts (42 U.S.C. § 1981-1988); the Civil Rights Act of 1991, 42 U.S.C. § 1981, et seq.; the Equal Pay Act of 1963; the Fair Labor Standards Act; the Occupational Safety and Health Act of 1970; the Rehabilitation Act of 1973; §§503 and 504 of the Vocational Rehabilitation Act of 1973; the Americans with Disabilities Act, 42 U.S.C. § 12101, et seq.; the Uniform Services Employment and Reemployment Rights Act; the Davis-Bacon Act; the Walsh-Healey Act; the Contract Work Hours and Safety Standards Act; Executive Order 11246; ORS Chapters 652, 653, 654 and 659; federal and state securities laws; and any regulations under or amendments of such authorities. In addition, this release extends to all claims of any kind under any contract, tort or other common law, equitable or statutory theories.

    If the provisions of this Amendment are acceptable, please sign a copy of this letter and return it to me.

Sincerely,
SMC CORPORATION
By:	/s/ MATHEW M. PERLOT Mathew M. Perlot Chairman of the Board of Directors and President
AGREED:
/s/ CURTIS W. LAWLER Curtis W. Lawler
Dated: June 22, 2001.
The provisions of Section 3.1 of the Amendment are hereby approved and guaranteed.
Monaco Coach Corporation
By:	/s/ KAY L. TOOLSON
Its:	Chairman/CEO
Dated: June 22, 2001.